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                 July 13, 2020

       Michael DePasquale
       Chief Executive Officer
       BIO-key International, Inc.
       3349 Highway 138, Building A, Suite E
       Wall, NJ 07719

                                                        Re: BIO-key
International, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 9, 2020
                                                            File No. 333-239782

       Dear Mr. DePasquale:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan
       Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202)
551-3815.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Vincent A. Vietti, Esq.